Exhibit No. 11   Computation of Earnings Per Common Share




                                               NINE MONTHS ENDED
                                                 SEPT.30, 1995



     Net income available
     for common shareholders                          $   89,000

     Average common shares outstanding                   373,925

     Income per common share                          $     0.24